Exhibit (j)(2)

KPMG LLP Suite 1400 55 Second Street San Francisco, CA 94105

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated April 1, 2015 and April 9, 2016, in the Statement of Additional Information for Thornburg Long/Short Equity Fund, with respect to the statement of financial condition, including the condensed schedules of investments of Thornburg Partners Fund, L.P. as of December 31, 2014 and 2015, and the related statements of operations, changes in partners’ capital and cash flows for the years then ended.

/s/ KPMG LLP

San Francisco, California

December 22, 2016

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.